UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Project Energy Reimagined Acquisition Corp.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G72556106
(CUSIP Number)

July 26, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G72556106	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Smilodon Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G72556106	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Admit Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G72556106	13G	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS Srinath Narayanan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. G72556106	13G	Page 5 of 6 Pages

Amendment No. 2 to Schedule 13G

This Amendment No. 2 (this “Amendment No. 2”) further amends and supplements the statement on Schedule 13G (the “Original Schedule 13G”) filed on February 11, 2022 with the U.S. Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 to the Original Schedule 13G filed on February 14, 2024 with the SEC (“Amendment No. 1”), in each case on behalf of Smilodon Capital, LLC (the “Sponsor”), Admit Capital, LLC and Srinath Narayanan (collectively, the “Reporting Persons”), with respect to the Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), of Project Energy Reimagined Acquisition Corp., a Cayman Islands exempted company (the “Issuer”) (the Original Schedule 13G, as amended by Amendment No. 1 and further amended by this Amendment No. 2, the “Schedule 13G”). Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13G.

Effective as of July 26, 2024, the Issuer completed its initial business combination (the “Business Combination”) pursuant to that certain Business Combination Agreement, dated as of October 2, 2023, by and among the Issuer, Heramba Electric plc (“Holdco”), Heramba Merger Corp., Heramba Limited and Heramba GmbH. In connection with the consummation of the Business Combination, among other matters, (i) the sole outstanding Class B Ordinary Share was converted into one Class A Ordinary Share, (ii) all outstanding Class A Ordinary Shares were exchanged for ordinary shares of Holdco (“Holdco Ordinary Shares”) on a one-for-one basis and (iii) all outstanding warrants of the Issuer were converted into warrants of Holdco to purchase Holdco Ordinary Shares, in each case as described in more detail in the definitive proxy statement/prospectus with respect to the Business Combination filed by the Issuer with the SEC on March 19, 2024. As a result of the completion of the Business Combination and related transactions, as of July 26, 2024, the Reporting Persons do not beneficially own any securities of the Issuer.

Item 4.	Ownership.

Item 4 of the Schedule 13G is hereby amended and restated in its entirety as follows:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page of this Amendment No. 2 for each Reporting Person and is incorporated herein by reference for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

CUSIP No. G72556106	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 29, 2024

SMILODON CAPITAL, LLC

By:	Admit Capital, LLC, its manager

By:	/s/ Srinath Narayanan
Name:	Srinath Narayanan
Title:	Manager

Admit Capital, LLC

By:	/s/ Srinath Narayanan
Name:	Srinath Narayanan
Title:	Manager

/s/ Srinath Narayanan
Srinath Narayanan